

June 12, 2012

<u>Via US Mail</u>
Tai-Ming Ou
Chief Executive Officer
China Clean Energy Inc.
Jiangyin Industrial Zone, Jiangyin Town
Fuqing City, Fujian Province
People's Republic of China

> **RE:** **China Clean Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **File No 0-53773**

Dear Mr. Ou:

We note that your auditor filed a Form 3 with the PCAOB to report that it withdrew its audit report dated March 30, 2011, but you have failed to report this matter pursuant to Item 4.02(b) and (c) of Form 8-K. If you are advised by, or receive notice from, your independent accountant that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report you are required to disclose the following information:

- the date on which you were so advised or notified;
- identification of the financial statements that should no longer be relied upon;
- a brief description of the information provided by the accountant; and
- a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b).

In addition to the above, given that you received advisement or notice from your independent accountant requiring disclosure you must also:

- provide the independent accountant with a copy of the disclosures it is making in response to this Item 4.02 that the independent accountant shall receive no later than the day that the disclosures are filed with the Commission;
- request the independent accountant to furnish to you as promptly as possible a letter addressed to the Commission stating whether the independent accountant agrees with the statements made by you in response to this Item 4.02 and, if not, stating the respects in which it does not agree; and

- amend your filed Form 8-K by filing the independent accountant's letter as an exhibit to the filed Form 8-K no later than two business days after the registrant's receipt of the letter.

Please file an Item 4.02 Form 8-K that complies with the disclosure requirements of Item 4.02(b) and (c) of Form 8-K.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Branch Chief